

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
May 8, 2013

<u>Via E-Mail</u>
Gary W. Loveman
Chief Executive Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, Nevada   89109

      Re: Caesars Entertainment Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2012
         Filed March 15, 2013
         File No. 001-10410

Dear Mr. Loveman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel L. Gordon

                      Daniel L. Gordon
                      Branch Chief